Exhibit 99.2

Execution Version

SIXTH AMENDMENT TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT

SIXTH AMENDMENT TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT (this “Amendment”), dated as of January 20, 2025 by and among GFL ENVIRONMENTAL INC., a corporation existing under the laws of Ontario, Canada (the “Canadian Borrower”), GFL ENVIRONMENTAL USA INC., a corporation existing under the laws of Delaware (the “US Borrower”), the Guarantors party hereto, BANK OF MONTREAL, as administrative agent (in such capacity, the “Administrative Agent”) and collateral agent for the Lenders under the Existing Credit Agreement (as defined below), and each Lender party hereto.

RECITALS:

1.            The Canadian Borrower, the US Borrower, the Guarantors, Bank of Montreal, as administrative agent and collateral agent, and each Lender from time to time party thereto are parties to that certain Seventh Amended and Restated Credit Agreement dated as of September 27, 2021, as amended by a first amendment dated as of May 27, 2022, a second amendment dated as of January 11, 2023, a third amendment dated as of August 17, 2023, a fourth amendment dated as of December 29, 2023 and a fifth amendment dated as of June 4, 2024 (the “Existing Credit Agreement”).

2.            The Canadian Borrower has requested, and the Lenders have agreed, to amend certain provisions of the Existing Credit Agreement in order to increase the maximum amount of the Letter of Credit Exposure under the Facility A Credit to C$550,000,000.

3.            In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1.      Defined Terms. Capitalized terms used and not otherwise defined herein have the meanings assigned to them in the Existing Credit Agreement as amended hereby (the “Amended Credit Agreement”).

SECTION 2.      Amendments to the Existing Credit Agreement. In accordance with Section 24.3 of the Existing Credit Agreement and effective as of the Sixth Amendment Effective Date (as defined below), the parties hereto agree as follows:

(a)  Section 3.1.4 of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“3.1.4 Maximum Amount of Letters of Credit: The Letter of Credit Exposure under the Facility A Credit shall not, at any time, exceed C$550,000,000.”

(b) Clause (iii) of Section 11.1 is deleted in its entirety and replaced with the following:

“(iii) the Letter of Credit Exposure of BMO as an Issuing Bank in respect of such Facility A Letters of Credit shall not exceed C$475,000,000, the Letter of Credit Exposure of Barclays Bank PLC in respect of such Facility A Letters of Credit shall not exceed C$25,000,000 and Barclays Bank PLC shall issue standby Letters of Credit only, the Letter of Credit Exposure of JPMorgan Chase Bank, N.A., Toronto Branch in respect of such Facility A Letters of Credit shall not exceed C$50,000,000, and”

SECTION 3.      Representations and Warranties. To induce the other parties hereto to enter into this Amendment, each Obligor represents and warrants to the other parties hereto on the Sixth Amendment Effective Date as follows:

(a) The execution, delivery and performance by each Obligor of this Amendment has been duly authorized by all necessary corporate or other organizational action by such Obligor. This Amendment and the Amended Credit Agreement constitute each Obligor’s legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, reorganization, moratorium or similar laws affecting creditors’ rights generally, (ii) the fact that specific performance and injunctive relief may only be given in the discretion of the courts, and (iii) the equitable or statutory powers of the courts to stay proceedings before them and to stay the execution of judgments.

(b) The representations and warranties of the Obligors set forth in Section 2.1 of the Amended Credit Agreement, subject to any revision or update to Schedules made pursuant to Section 14.1.2.8 or to be made in connection with any Permitted Acquisition as required by Section 14.1.2.8, and, except the representations and warranties set forth in Section 2.1.16 (which shall be read as if they referred to the most recent financial statements delivered by the Obligors to the Administrative Agent pursuant to Section 14.1.2) and Section 2.1.34 (which shall be read as if they referred to the Sixth Amendment Effective Date), are true and correct in all material respects on and as of the Sixth Amendment Effective Date (immediately after giving effect to this Amendment), except for representations and warranties (i) that are already qualified by materiality, which representations and warranties shall be true and correct after giving effect to such materiality qualifier; (ii) that are made as of specific date which shall be true and correct as of such specific date; and (iii) that relate to revisions to Schedules 2.1.10 (Real and Immoveable Property), 2.1.13 (Intellectual Property) or 2.1.23 (Corporate Chart and Subsidiaries) to reflect information relating to any Dispositions permitted by the Credit Agreement, the designations of Unrestricted Subsidiaries permitted by the Credit Agreement and any amalgamation, merger, wind-up or dissolution, which revisions shall be reflected in an update to the Schedules to be delivered within 30 days of the next fiscal quarter end, namely April 30, 2025.

(c) No Default or Event of Default has occurred and is continuing as of the Sixth Amendment Effective Date.

SECTION 4. Sixth Amendment Effective Date. This Amendment shall become effective as of the date (the “Sixth Amendment Effective Date”) on which the Administrative Agent shall have received a counterpart signature page of this Amendment duly executed by each Obligor, the Administrative Agent and the Lenders constituting the Required Lenders.

SECTION 5. Effect of Amendment.

(a)            Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders or Agents under the Amended Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Amended Credit Agreement or any other provision of the Amended Credit Agreement or of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle the Borrower to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Amended Credit Agreement or any other Loan Document in similar or different circumstances.

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(b)            From and after the Sixth Amendment Effective Date, each reference in the Existing Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import, and each reference to the “Credit Agreement” in any other Loan Document shall be deemed a reference to the Amended Credit Agreement. This Amendment shall constitute a “Loan Document” for all purposes of the Amended Credit Agreement and the other Loan Documents.

(c)            Each Obligor hereby (i) acknowledges that it has reviewed the terms and provisions of this Amendment, (ii) ratifies and reaffirms all of its payment and performance obligations, contingent or otherwise, under each of the Loan Documents to which it is a party, (iii) ratifies and reaffirms each grant of a lien on, or security interest in, its property made pursuant to the Loan Documents (including, without limitation, each grant of security made by such Obligor (or by any predecessor to it, as applicable) pursuant to the Security Documents) and confirms that such liens and security interests continue to secure its Obligations under the Loan Documents (including, for the avoidance of doubt, all Obligations, Obligations Secured and Guaranteed Obligations, each as defined in the applicable Loan Document), subject to the terms thereof, (iv) acknowledges and agrees that each Loan Document to which it is a party or otherwise bound shall continue and remain in full force and effect and all of its obligations thereunder shall be valid and enforceable and not be impaired or limited by the execution of this Amendment and (v) in the case of each Guarantor, ratifies and reaffirms its guarantee of the Obligations, Obligations Secured, and Guaranteed Obligations (each as defined in the applicable Loan Document) pursuant to its Guarantee.

(d)            Each party hereto agrees and acknowledges that this Amendment constitutes all notices or requests required under Section 24.3 of the Existing Credit Agreement, and to the extent inconsistent with any requirement or provision thereof, hereby waives any such inconsistency in effecting the amendments, agreements and undertakings provided herein.

SECTION 6.      Amendments; Severability. This Amendment may not be amended nor may any provision hereof be waived except pursuant to Section 10.01 of the Amended Credit Agreement. If any provision of this Amendment is held to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Amendment shall not be affected or impaired thereby. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 7.      GOVERNING LAW: The provisions of Sections 24.13, 24.14, 24.15 and 24.16 of the Amended Credit Agreement are incorporated herein by reference, mutatis mutandis.

SECTION 8.      Headings. Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Amendment.

SECTION 9.      Counterparts; Electronic Execution.

(a) This Amendment may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Amendment and the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

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(b) The words “execution,” “signed,” “signature,” and words of like import in this Amendment and the Amended Credit Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Applicable Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective representatives thereunto duly authorized as of the date first above written.

Address:		GFL ENVIRONMENTAL INC.
as Canadian Borrower
100 New Park Place #500,
Vaughan, ON, L4K 0H9

Attention:	Chief Executive Officer	By:	/s/ Patrick Dovigi
Patrick Dovigi
Telecopier:	416-673-9380		President and Chief Executive Officer

Sixth Amendment Signature Page

Address:		1877984 ONTARIO INC.
MID CANADA ENVIRONMENTAL SERVICES LTD.
c/o GFL Environmental Inc.		GFL MARITIMES INC.
100 New Park Place #500,		1248544 ONTARIO LTD.
Vaughan, ON, L4K 0H9		2481638 ONTARIO INC.
2779572 ONTARIO INC.
Attention: Chief Executive Officer		2779573 ONTARIO INC.
2779574 ONTARIO INC.
Telecopier: 416-673-9380		ACCUWORX INC.
SMITHRITE EQUIPMENT PAINTING & REPAIR LTD.
2313159 ALBERTA ULC
2353961 ALBERTA ULC
2354010 ALBERTA ULC
TERRATEC ENVIRONMENTAL LTD.
GFL ENVIRONMENTAL SFS INC.
2406925 ALBERTA ULC
GFL UTILITY SERVICES INC.
GFL ENVIRONMENTAL SERVICES INC.
1000149403 ONTARIO INC.
GREENISLE ENVIRONMENTAL INC.
NORTH ROAD HOLDINGS LTD.
SUPERIOR SANITATION SERVICES LTD.
GFL ENVIRONMENTAL 2025 INC.
GFL RENEWABLES INC.
2518459 ONTARIO INC.
1000911254 ONTARIO INC.
1000911292 ONTARIO INC.

each as Guarantor

	By:	/s/ Patrick Dovigi
Patrick Dovigi
President

I have the authority to bind each of the above-listed corporations.

Sixth Amendment Signature Page

Address:	GFL ENVIRONMENTAL HOLDINGS (US), INC.
GFL HOLDCO (US), LLC
c/o GFL Environmental Inc.	GFL ENVIRONMENTAL REAL PROPERTY, INC.
100 New Park Place #500,	BALDWIN PONTIAC LLC
Vaughan, ON, L4K 0H9	GFL NORTH MICHIGAN LANDFILL, LLC
GFL ENVIRONMENTAL SERVICES USA, INC.
Attention: Chief Executive Officer	GFL EARTH SERVICES, INC.
WRANGLER HOLDCO CORP.
Telecopier: 416-673-9380	WASTE INDUSTRIES USA, LLC
ETC OF GEORGIA, LLC
HAW RIVER LANDCO, LLC
L&L DISPOSAL, LLC
LAKEWAY LANDCO, LLC
LAKEWAY SANITATION & RECYCLING C&D, LLC LAKEWAY SANITATION & RECYCLING MSW, LLC
LAURENS COUNTY LANDFILL, LLC
RED ROCK DISPOSAL, LLC
SAFEGUARD LANDFILL MANAGEMENT, LLC
SAMPSON COUNTY DISPOSAL, LLC
SOUTHEASTERN DISPOSAL, LLC
TRANSWASTE SERVICES, LLC
WAKE COUNTY DISPOSAL, LLC
WAKE RECLAMATION, LLC
WASTE INDUSTRIES ATLANTA, LLC
WASTE INDUSTRIES OF TENNESSEE, LLC
WASTE INDUSTRIES, LLC
WASTE SERVICES OF DECATUR, LLC
WI BURNT POPLAR TRANSFER, LLC
WI HIGH POINT LANDFILL, LLC
WI SHILOH LANDFILL, LLC
WILMINGTON LANDCO, LLC
SOIL SAFE, INC.
SOIL SAFE OF CALIFORNIA, INC.
GFL OF VIRGINIA, LLC
GFL SOUTHWEST VIRGINIA, LLC
J&E RECYCLING, LLC
GFL RECYCLING OF VIRGINIA, LLC
GFL (CW) HOLDCO, LLC
WEXFORD COUNTY LANDFILL, LLC
WEXFORD WATER TECHNOLOGIES, LLC
AMERICAN WASTE, INC.
HAZAR-BESTOS CORPORATION
NORTHERN A-1 INDUSTRIAL SERVICES, L.L.C.
EMA DEVELOPMENT, LLC
NORTHEASTERN ENVIRONMENTAL, LLC
SWD SPECIALTIES, LLC
NORTHEASTERN EXPLORATION, INC.
GFL SLIM JIM 2, LLC

Sixth Amendment Signature Page

GFL SLIM JIM 3, LLC
WASTE CORPORATION OF MISSOURI, LLC
GFL SOLID WASTE MIDWEST LLC
WCA WASTE CORPORATION WCA WASTE SYSTEMS, INC.
WASTE CORPORATION OF ARKANSAS, LLC WASTE CORPORATION OF KANSAS, LLC
WASTE CORPORATION OF TENNESSEE, LLC
WCA – KANSAS CITY TRANSFER, LLC
WCA MANAGEMENT GENERAL, INC.
WCA MANAGEMENT LIMITED, INC.
WCA OF ALABAMA, L.L.C.
WCA OF CENTRAL FLORIDA, INC.
WCA OF OKLAHOMA, LLC
WCA TEXAS MANAGEMENT GENERAL, INC.
JONES SANITATION, L.L.C.
GFL EVERGLADES HOLDINGS LLC
GFL SOLID WASTE SOUTHEAST LLC
MONTGOMERY TRANSFER STATION, LLC
OPELIKA TRANSFER STATION, LLC
COBB COUNTY TRANSFER STATION, LLC
GWINNETT TRANSFER STATION, LLC
SMYRNA TRANSFER STATION, LLC
EAGLE POINT LANDFILL, LLC
STONE’S THROW LANDFILL, LLC
WELCOME ALL TRANSFER STATION, LLC
GFL MUSKEGO LLC
EMERALD PARK LANDFILL, LLC
GLACIER RIDGE LANDFILL, LLC
HICKORY MEADOWS LANDFILL, LLC
MALLARD RIDGE LANDFILL, INC.
LAND & GAS RECLAMATION, INC.
SEVEN MILE CREEK LANDFILL, LLC
N.E. LAND FILL, LLC
PAULS VALLEY LANDFILL, LLC
SOONER WASTE, L.L.C.
EAGLE BLUFF LANDFILL, INC.
TALLASSEE WASTE DISPOSAL CENTER, INC.
ARBOR HILLS LANDFILL, INC.
EAGLE RIDGE LANDFILL, LLC
ZION LANDFILL, INC.
GFL US 8, LLC
GFL WRANGLER HOLDCO US 2, INC.
GFL WRANGLER US 1, LLC
GFL WRANGLER US 2, LLC
GFL WRANGLER US 3, LLC
GFL WRANGLER US 4, LLC
GFL WRANGLER US 5, LLC
GFL WRANGLER US 6, LLC
OTIS ROAD LANDFILL, LLC
DAFTER SANITARY LANDFILL, INC.
PH LAND, LLC

Sixth Amendment Signature Page

ALABAMA DUMPSTER SERVICE, L.L.C.
GFL US 11, LLC
COULTER COMPANIES, INC.
CLINTON LANDFILL, INC.
PDC SERVICES, INC.
COULTER CONSTRUCTION COMPANY
AREA DISPOSAL SERVICE, INC.
TAZEWELL COUNTY LANDFILL, INC.
PEORIA CITY/COUNTY LANDFILL, INC.
HICKORY RIDGE LANDFILL, INC.
WOOD ISLAND WASTE MANAGEMENT, INC.
GFL (TEXAS) REAL PROPERTY LLC
GFL RECYCLING CENTER - NORTHEAST, LLC
GFL TRIPLE-S COMPOST, LLC
SUGAR LANDFILL, LP
CONROE LANDFILL, LP
GFL PLANT SERVICES LP
GFL US 7, L.P.
GFL WRANGLER US, L.P.
GFL US 9, L.P.
GFL OF TEXAS, LP
FORT BEND REGIONAL LANDFILL, L.P.
RUFFINO HILLS TRANSFER STATION, L.P.
WCA MANAGEMENT COMPANY, LP
WCA GP LLC
GFL FLORIDA HOLDING COMPANY LLC
GFL BIRMINGHAM, LLC
GFL RENEWABLES LLC
BUNN BOX, LLC
BUNN EXCAVATING, INC.
HOOSIER LANDFILL, INC.
1877984 DELAWARE, LLC
GFL US 12, LLC
GFL US 13, LLC
CENTRAL MISSOURI RENEWABLE NATURAL GAS, LLC
FIELDING US REAL ESTATE CO LLC
1877984 (US) DELAWARE, LLC
ANGELO’S AGGREGATE MATERIALS, LTD.
each as Guarantor

By:	/s/ Patrick Dovigi
Patrick Dovigi
President

Sixth Amendment Signature Page

BLACK CREEK RENEWABLE ENERGY, LLC
By: Waste Industries USA, LLC, its manager

		By:	/s/ Patrick Dovigi
Patrick Dovigi
President

BRENT RUN LANDFILL, INC.

		By:	/s/ Patrick Dovigi
Patrick Dovigi
Director

Address:		GFL ENVIRONMENTAL USA INC.
as US Borrower and Guarantor
c/o GFL Environmental Inc.
100 New Park Place #500,
Vaughan, ON, L4K 0H9		By:	/s/ Patrick Dovigi
Patrick Dovigi
Attention:	Chief Executive Officer		President

Telecopier:	416-673-9380

Sixth Amendment Signature Page

Address:		TOTTENHAM AIRFIELD CORPORATION INC.
MOUNT ALBERT PIT INC.
c/o GFL Environmental Inc.		each as Guarantor
100 New Park Place #500,
Vaughan, ON, L4K 0H9
		By:	/s/ John Bailey
Attention:	Chief Executive Officer		John Bailey
President and Secretary
Telecopier:	416-673-9380
I have the authority to bind each of the above-listed corporations.

Sixth Amendment Signature Page

Address:		North Andrews Employment Park, LLC
South Andrews Employment Park, LLC
c/o GFL Environmental Inc.		each as Guarantor
100 New Park Place #500,
Vaughan, ON, L4K 0H9

Attention:	Chief Executive Officer	By:	/s/ Patrick Dovigi
Patrick Dovigi
Telecopier:	416-673-9380		Manager

Sixth Amendment Signature Page

BANK OF MONTREAL
as Administrative Agent

By	/s/ Sean Gallaway
Name: Sean Gallaway
Title: Managing Director

Sixth Amendment Signature Page

BANK OF MONTREAL
as a Lender, Swingline Lender, and Issuing Bank

By	/s/ Sean Gallaway
	Name:	Sean Gallaway
	Title:	Managing Director

Sixth Amendment Signature Page

BANK OF MONTREAL, CHICAGO BRANCH
as a Lender

By	/s/ Josh Hovermale
	Name:	Josh Hovermale
	Title:	Managing Director

Name:
Title:

Sixth Amendment Signature Page

THE BANK OF NOVA SCOTIA
as a Lender

By	/s/ Vik Sidhu
Name: Vik Sidhu
Title: Director

/s/ Manish Muttukuru
Name: Manish Muttukuru
Title: Associate

Sixth Amendment Signature Page

NATIONAL BANK OF CANADA
as a Lender

By	/s/ David Torrey
Name: David Torrey
Title: Managing Director & Head

/s/ Jamie Davis
Name: Jamie Davis
Title: Managing Director

Sixth Amendment Signature Page

CANADIAN IMPERIAL BANK OF COMMERCE
as a Lender

By	/s/ Stephen Redding
Name: Stephen Redding
Title: Managing Director

/s/ Natasha Vujcic
Name: Natasha Vujcic
Title: Director

Sixth Amendment Signature Page

THE TORONTO-DOMINION BANK
as a Lender

By	/s/ Hassan Abbas
Name: Hassan Abbas
Title: Managing Director

/s/ Timothy Lee
Name: Timothy Lee
Title: Vice President

Sixth Amendment Signature Page

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH
as a Lender

By	/s/ Jeffrey Coleman
Name: Jeffrey Coleman
Title: Executive Director

Name:
Title:

Sixth Amendment Signature Page

BARCLAYS BANK PLC
as a Lender

By	/s/ Koruthu Mathew
Name: Koruthu Mathew
Title: Vice President

Name:
Title:

Sixth Amendment Signature Page

ROYAL BANK OF CANADA
as a Lender

By	/s/ Chris Cowan
Name: Chris Cowan
Title: Authorized Signatory

Name:
Title:

Sixth Amendment Signature Page

GOLDMAN SACHS LENDING PARTNERS LLC
as a Lender

By	/s/ Priyankush Goswami
Name: Priyankush Goswami
Title: Authorized Signatory

Name:
Title:

Sixth Amendment Signature Page

ATB FINANCIAL
as a Lender

By	/s/ Ebba Jantz
Name: Ebba Jantz
Title: Managing Director

/s/ Araceli Zagal de la Luz
Name: Araceli Zagal de la Luz
Title: Director, Credit Structuring

Sixth Amendment Signature Page

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC
as a Lender

By	/s/ David Sellito
Name: David Sellito
Title: Managing Director, Corporate Banking

/s/ Gian Guerrero
Name: Gian Guerrero
Title: Director, Corporate Banking

Sixth Amendment Signature Page